SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

OMB APPROVAL

SECURITIES AND EXCHANGE COMMISSION

OMB Number: 3235-0145

Washington, D.C. 20549

Expires: December 31, 2005

SCHEDULE 13D

Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

SEI Investments Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

784117 10 03

(CUSIP Number)

William M. Doran, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78117 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfred P. West, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,334,161 shares of common stock (see Items 5 and 6)

	8.	Shared Voting Power 5,369,870 shares of common stock (see Items 5 and 6)

	9.	Sole Dispositive Power 19,334,161 shares of common stock (see Items 5 and 6)

	10.	Shared Dispositive Power 5,369,870 shares of common stock (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,704,031 shares of common stock (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.38% of common stock (see Items 5 and 6)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 (the “Amendment”) amends the Schedule 13D filed on March 14, 1984 by Alfred P. West, Jr., as amended by Amendment No. 1 filed on December 30, 1991, Amendment No. 2 filed on April 9, 1998 and Amendment No. 3 filed on May 15, 1998, with respect to shares of common stock, $0.01 par value (the “Common Stock”) of SEI Investments Company (the “Issuer”), as follows:

Item 4.	Purpose of Transaction

Other than as described in Item 6 below, Mr. West has no present plan or proposal that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Mr. West beneficially owns 24,704,031 shares of Common Stock as of March 1, 2003, which represents approximately 23.38% of the Issuer’s Common Stock based on 105,554,135 shares of Common Stock outstanding as of February 28, 2003, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002.  This amount includes (i) 11,878,778 shares held by Mr. West directly; (ii) 24,000 shares held by Mr. West’s wife; (iii) 4,939,724 shares held in trusts for the benefit of Mr. West’s children (the “Children’s Trusts”), of which  trusts Mr. West’s wife is a trustee or co-trustee; (iv) 48,000 shares held in a trust for the benefit of William M. Doran’s children, of which trust Mr. West is a trustee; and  (v) 96,000 shares that may be acquired upon exercise of stock options exercisable within 60 days of March 1, 2003 held in the same trust for the benefit of William M. Doran’s children, of which Mr. West is a trustee.  Mr. West disclaims beneficial ownership of the shares held in these trusts.  This amount also includes (i) 4,537,500 shares held by APWest Associates, L.P., a Delaware limited partnership of which Mr. West is the sole general partner; (ii) 2,773,883 shares held in the Alfred P. West 1998 Grantor Retained Annuity Trust V, of which Mr. West is the sole trustee; and (iii) 406,146 shares held by the West Family Foundation, of which Mr. West is a director and officer and, accordingly, shares voting and investment power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 16, 2002, Mr. West and his wife entered into a collateral agreement, as amended on November 25, 2002 (the “West Collateral Agreement”), with JP Morgan Chase Bank and its subsidiaries and affiliates (“JP Morgan”), pursuant to which, among other things, and subject to certain limitations, Mr. West and his wife pledged to JP Morgan approximately 11,878,778 shares of the Common Stock of the Issuer held directly or indirectly by Mr. West, subject to adjustment, as security for certain loans, letters of credit or other financial accommodations extended by JP Morgan to Mr. West and his wife.

On September 16, 2002, the West Family Foundation entered into a collateral agreement, as amended on November 25, 2002 (the “Foundation Collateral Agreement”), with JP Morgan, pursuant to which, among other things, and subject to certain limitations, the West Family Foundation pledged to JP Morgan approximately 109,200 shares of the Common Stock of the Issuer held by the West Family Foundation, subject to adjustment, as security for certain loans, letters of credit or other financial accommodations extended by JP Morgan to the West Family Foundation.

On September 16, 2002, certain of the Children’s Trusts entered into collateral agreements, as amended on November 25, 2002 (each a “Trust Collateral Agreement” and collectively, the “Trust Collateral Agreements”) with JP Morgan, pursuant to which, among other things, and subject to certain limitations, these trusts pledged to JP Morgan approximately 2,806,030 shares of the Common Stock of the Issuer, subject to adjustment, as security for certain loans, letters of credit or other financial accommodations extended by JP Morgan to these trusts.

The West Collateral Agreement, the Foundation Collateral Agreement and the Trust Collateral Agreements are referred to herein as the Collateral Agreements.  These Collateral Agreements provide that, subject to certain limitations, upon specified events of default, JP Morgan will obtain both voting and dispositive power with respect to the shares of Common Stock covered by the Collateral Agreements.

The descriptions of each of the Collateral Agreements are qualified by reference to each of the Collateral Agreements, copies of which are filed as exhibits to this Amendment.  Please read these exhibits for further information regarding the Collateral Agreements.

Item 7.	Material to Be Filed as Exhibits

	99.1	Collateral Agreement, dated as of September 16, 2002, as amended, by and among JP Morgan Chase Bank, Alfred P. West, Jr. and Loralee S. West
	99.2	Collateral Agreement, dated as of September 16, 2002, as amended, by and between JP Morgan Chase Bank and the West Family Foundation
99.3

Collateral Agreement, dated as of September 16, 2002, as amended, by and among JP Morgan Chase Bank and Loralee S. West and William M. Doran as Trustees under the Agreement of Trust dated December 22, 1980, established by Alfred P. West, Jr. for the benefit of Angela Paige West

99.4

Collateral Agreement, dated as of September 16, 2002, as amended, by and among JP Morgan Chase Bank and Loralee S. West and William M. Doran as Trustees under the Agreement of Trust dated December 22, 1980, established by Alfred P. West, Jr. for the benefit of Andrew Palmer West

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2003
Date
/s/ Alfred P. West, Jr.
Signature
Alfred P. West, Jr.
Name/Title